UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC FILE NUMBER 0-22102 CUSIP NUMBER 232556100
NOTIFICATION OF LATE FILING

( Check One ):
[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [ X ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR
[  ] Form N-CSR

For Period Ended: October 31, 2008

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CYGNE DESIGNS, INC.
Full Name of Registrant

Not Applicable
Former Name of Registrant if Applicable

P.O. Box 210
Address of Principal Executive Office ( Street and Number )

Culver City, CA 90232
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not applicable).

 PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it requires additional time to prepare and file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 because the Registrant and its independent registered public accounting firm are still in the process of completing their review of the financial statements as of and for the three months ended October 31, 2008 and are not able to finish such process in a manner to allow the timely filing of the 10-Q without unreasonable effort or expense. The Registrant intends to file the 10-Q no later than five calendar days following the prescribed date according to the SEC rules.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Nomaan Yousef, (800) 974-0797.
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
Yes [ X ] No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [  ] No [ X ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

Cygne Designs, Inc.
__________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2008	By:	/s/ Samuel J. Furrow, Jr.
	Name:	Samuel J. Furrow, Jr.
	Title:	President and Chief Executive Officer